UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

City Media, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

177887 106

(CUSIP Number)

WEED GROWTH FUND, INC.

130 N. Scottsdale Road, Suite 130

Scottsdale, AZ 85250

(480) 725-9060

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 177887 106

1	NAME OF REPORTING PERSON WEED GROWTH FUND, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,512,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,512,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,512,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.8%
14	TYPE OF REPORTING PERSON CO

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CUSIP NO. 177887 106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

  This statement relates to the common stock, $0.001 par value per share (the “Shares”), of City Media, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 4685 S. Highland Drive, Suite 202, Salt Lake City, UT 84117.

Item 2.	Identity and Background.

  (a) This statement is filed by Weed Growth Fund, Inc. (“WGF”), Eric Miller and Jon McGee (collectively, the “Reporting Persons”).

  (b) The principal business address of Reporting Persons is c/o 5635 N. Scottsdale Road, Suite 130, Scottsdale, AZ 85250.

  (c) WGF is a cookware company that is transitioning its business to investment and business development. Eric Miller is president and director of WGF. Jon McGee is treasurer of WGF. Both Eric Miller and Jon McGee were appointed as directors of the Issuer. Eric Miller and Jon McGee disclaim beneficial ownership of all securities reported herein, and the filing of this Schedule 13D shall not be deemed an admission that such person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Exchange Act, or for any other purposes.

  (d)-(e) During the preceding five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

  (f) WGF is organized in the State of Nevada. Eric Miller and Jon McGee are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

  WFG received an infusion of working capital form one of its shareholders and WGF used a portion of this working capital to acquire the Issuers’ securities discussed herein.

Item 4.	Purpose of Transaction.

  WGF acquired the Shares in connection with the Securities Purchase Agreements discussed above in Item 3 above.

  As part of the foregoing acquisition, Eric Miller and Jon McGee were appointed as directors and officers of the Issuer.  The two remaining directors, Thomas Howells and Kelly Tremble plan to resign after helping onboard the new directors and officers.

  WGF has begun to investigate potential new locations for our ATMs and potential additional business opportunities which would help provide value to the Company and its shareholders.

  WGF does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Weed Growth Fund, Inc. may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing or selling additional Shares, or changing its intention with respect to any and all matters referred to in Item 4.

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CUSIP NO. 177887 106

Item 5.	Interest in Securities of the Issuer.

 The aggregate percentage of Shares reported owned by each person named herein is based upon 11,971,600 Shares outstanding as of October 18, 2014, including 3,003,600 newly issued shares on said date.

A.	Weed Growth Fund, Inc.

(a)	As of the close of business on November 18, 2014, Weed Growth Fund, Inc. beneficially owned 10,512,600 Shares.

Percentage: Approximately 87.8%

(b)	1. Sole power to vote or direct vote: 10,512,600

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 10,512,600

4. Shared power to dispose or direct the disposition: 0

(c)	3,003,600 shares of common stock were issued to Weed Growth Fund, Inc. by the Issuer on November 18, 2014 as described herein.

(d)	Not applicable

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Other than as described herein, there are no contracts, arrangements, understandings or relationships between Weed Growth Fund, Inc. and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Securities Purchase Agreement – 3,003,600 Shares
99.2	Securities Purchase Agreement – 7,509,000 Shares
99.3	Joint Filing Agreement

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CUSIP NO. 177887 106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2014

WEED GROWTH FUND, INC.

/s/ Eric Miller
ERIC MILLER

/s/ Eric Miller
ERIC MILLER

/s/ Jon McGee
JON MCGEE

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